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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70000

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARQ Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31 Ocean Terrace
(No. and Street)

Long Branch (City) NJ (State) 07740 (Zip Code)

SEC Mail Processing
AUG 18 2022
Washington, DC

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett (Name) 636-675-3746 (Area Code – Telephone Number) Erin.Baskett@SQN-Global.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, David Sukoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARQ Advisors LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

KELVIN MINYETTY
Notary Public
State of New Jersey
My Commission Expires Oct. 2, 2023
I.D.# 2458404

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARQ ADVISORS, LLC
JUNE 30,2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-5

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ARQ Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ARQ Advisors, LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2018.
Abington, Pennsylvania
August 11, 2022

ARQ ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Cash and cash equivalents	$	23,863
Deposit with broker		5,000
Fixed assets, net of accumulated depreciation of $393		1,420
Prepaid expenses		7,434
Fees receivable		15,731
TOTAL ASSETS	$	53,448

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable		3,086
Accrued expenses		10,949
TOTAL LIABILITIES	$	14,035
MEMBERS' EQUITY		
Members' Equity		39,413
TOTAL MEMBERS' EQUITY	$	39,413
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	53,448

The accompanying notes to the financial statement are an integral part of this financial statement.

ARQ ADVISORS, LLC
Notes to Financial Statement
June 30, 2022

1. ORGANIZATION

ARQ Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on December 16, 2014 as a limited liability company in accordance with the laws of the state of Delaware. The firm was approved as a member of FINRA on October 4, 2017 and commenced operations on October 11, 2017.

The Company engages in the private placement of securities, Merger and Acquisition Advisory services, Non-exchange member transactions in listed securities transactions and introducing clients to sell side counter parties for corporate and U.S. Government debt. The "Company" is no longer considered a Capital Acquisition Broker (CAB) pursuant to FINRA CAB Rules.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2022 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes
No provisions have been made for income taxes since the Company is a limited liability company. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. As of June 30, 2022, the Company has no significant uncertain tax positions.

The U.S. Federal jurisdiction and the state of New Jersey are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

3 CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

4. RECEIVABLES

The Company earns commission revenue from sell side counter parties for corporate and U.S. Government debt through Hilltop Securities, Inc. The Company furthermore must retain a deposit account with Hilltop Securities, Inc during the term of its relationship. As of June 30, 2022, the Company had no outstanding receivables from Hilltop Securities, Inc.

The Company earned income from private placement of securities and advisory services. As of June 30, 2022, receivables from clients were $15,000.

Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all outstanding balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts at June 30, 2022.

5. LOAN PAYABLE-PAYROLL PROTECTION PROGRAM

On February 28, 2021 the Company received a second loan under the Paycheck Protection Program ("PPP") of $39,256, and on September 8, 2021 the entire loan was forgiven.

On August 3, 2020, the Company executed a loan agreement with the Small Business Administration (SBA) in the amount of $150,000 with a term of 30 years and an interest rate of 3.75% interest. On June 23, 2022 the firm paid off the entire loan.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6.6667% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2022, the Company's net capital requirement was $5,000. The Company's Net Capital was $14,828 which was above the required Net Capital by $9,828. At June 30, 2022, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.9465 to 1.

7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2022, and through the date of this report, there were no such claims.

8. RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month basis from a Member of the Company. The Company paid $11,400 in rent for the year ended June 30, 2022.

9. GOING CONCERN

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with losses two out of the last three years and related negative operating cash flows. At June 30, 2022, the Company's cash balance was $23,863. Management anticipates future revenues will be sufficient to cover operating expenses but remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through August 11, 2022, the date the financial statements were issued and available and has determined there were no subsequent events requiring disclosure in these financial statements.